UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington. D.C. 20549

Form 6-K/A
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR I5d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of                   March     , 2003

Novogen Limited

(Translation of registrant’s name into English)

140 Wicks Road, North Ryde, NSW, 2113, Australia

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑    Form 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐    No ☐

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b):
82- ___________.1

SEGMENT INFORMATION — PRIMARY SEGMENT

	Australia/NZ		North America		Europe		Elimination		Consolidated
	2002	2001	2002	2001	2002	2001	2002	2001	2002	2001
	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000

Geographical Segments
Revenue
Sales to customers outside the consolidated entity	3,306	2,390	6,168	6,457	1,392	1,396	—	—	10,866	10,243
Other revenues from customers outside the consolidated entity	2,964	2,643	293	261	—	—	(123)	—	3,134	2,904
Intersegment Revenues	3,493	2,007	8	143	—	—	(3,501)	(2,150)	—	—

Total segment revenue	9,763	7,039	5,470	6,861	1,392	1,396	(3,624)	(2,150)	14,000	13,146

Unallocated revenue									663	672

Total Consolidated Revenue									14,663	13,819

Results

Segment result	(949)	(3,472)	(2,295)	(4,668)	(1,023)	(1,157)	110	2,300	(4,157)	(6,997)

Unallocated expenses									(71)	(163)
Consolidated entity profit from ordinary activities before income tax									(4,228)	(7,161)

Income tax expense									—	(40)

Net profit									(4,228)	(7,201)

	Australia/NZ		North America		Europe		Elimination		Consolidated
	2002	2001	2002	2001	2002	2001	2002	2001	2002	2001
	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000

Geographical Segments
Assets

Segment assets	97,481	103,777	22,212	9,438	1,788	1,687	(63,777)	(62,253)	57,704	52,649

Liabilities

Segment Liabilities	(11,072)	(11,851)	(51,268)	(56,654)	(10,555)	(9,319)	68,077	69,380	(7,818)	(7,944)

Other segment information
Acquisition of property plant and equipment, intangible assets and other non current assets	126	136	27	41	4	12	—	—	157	189
Depreciation	56	460	24	60	6	6	—	—	591	527
Amortisation	237	393	—	—	—	—	16	16	253	409
Non cash expenses other than depreciation and amortisation	70	736	351	172	(1)	80	35	—	455	987

Note:

The Novogen Group operates subsidiary companies in 3 major geographical areas being Australia/New Zealand, North America including the USA and Canada and Europe including the UK and the Netherlands. The subsidiaries are all involved in the selling and marketing of Novogen’s dietary supplements including Promensil, Trinovin and Rimostil. The US company is also responsible for manufacturing and packaging products for the domestic US market. The other countries products are supplied from Australia in fully finished form.

All of the Group’s sales revenues are sales of Novogen’s dietary supplements. The Novogen Group operates in one business segment being to manufacture, market and sell dietary supplements.

SEGMENT INFORMATION — SECONDARY SEGMENT

			Pharmaceutical
	Dietary Supplements		Research &		Elimination		Consolidated
			Development

	2002	2001	2002	2001	2002	2001	2002	2001
	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000
Segment Revenue	12,052	13,057	2,611	762	—	—	14,663	13,819
Segment Assets	100,168	132,951	21,313	1,327	(63,777)	(81,628)	57,705	52,649
Acquisition of property plant and equipment, intangible assets and other non current assets	131	57	26	132	—	—	157	189

Six Months Ended December 2002 — Earnings Per Share

	Current	Previous
	Period	Corresponding
		Period

	$'000	$'000

The following reflects the income and share data used in calculating basic and diluted earnings per share
Net Loss	(4,228)	(7,201)
Adjustments:
Net loss attributable to outside equity interests	(107)	—
Earnings used in calculating basic and diluted earnings per share	(4,121)	(7,201)

	Number of Shares	Number of Shares
Weighted average number of ordinary shares used in calculating basic and dilutive earnings per share	95,417,266	95,069,775
Basic loss per share — (cents)	(4.3)	(7.6)
Diluted loss per share — (cents)	(4.3)	(7.6)

Diluted earnings per share:

The notional issue of potential ordinary shares of 1,100,706 outstanding options exercisable at 31 December 2002 does not result in diluted earnings per share that shows an inferior view of the earnings performance of the Company, therefore the information has not been disclosed

Conversions, call subscriptions or issues after 31 December 2002.

There have been 22,871 conversions of or subscriptions for ordinary shares or issues of potential ordinary shares since the reporting date and before the completion of this financial report.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Novogen Limited (Registrant)

Date 5 March, 2003	By	/s Ronald Lea Erratt

Ronald Lea Erratt Company secretary